Tazga LLC
Income Statement
01/01/2021 - 12/31/2021

Revenue

Gross Sales	$	2,817,939
Less: Sales Returns and Allowances	$	3,376
Net Sales	$	2,814,563

Cost of Goods Sold

Beginning Inventory	$	196,000
Add: Purchases	$	967,709
Less: Ending Inventory	$	410,000
Cost of Goods Sold	$	753,709
Gross Profit (Loss)	$	2,060,854

Selling, General & Administrative Expenses

Rent & Utilities	$	577,869
Salaries & Wages	$	548,370
Contractor Wages	$	49,679
Logistics & Supplies	$	209,710
Marketing & Website	$	28,179
Payroll & Sales Taxes	$	339,805
Conferences & Events	$	4,818
Meals & Entertainment	$	47,269
Repairs & Maintenance	$	12,017
Business Licenses & Insurance	$	13,351
Total Expenses	$	1,831,067
Net Operating Income	$	229,787

Other Income (Expense)

Interest Income (Expense)	$	(43,249)
Covid-19 Grant Income	$	15,000
Total Other Income (Expense)	$	(28,249)
Net Income (Loss)	$	201,538

Tazga LLC
Balance Sheet
As of 12/31/2021

Assets

Current Assets	Year 1
Cash	$26,270
Inventories	$410,000
Investments	$0
Pre-paid expenses	$0
Accounts receivable	$0
Other	$0
Total Current Assets	$436,270

Fixed Assets	Year 1
Property and equipment	$0
Leasehold improvements	$0
Equity and other investments	$0
Total Fixed Assets	$0

Total Assets	$ 436,270

Liabilities & Equity

Current Liabilities	Year 1
Accounts payable	$35,418
Short-term loans payable (1)	$219,295
Payroll and sales taxes payable	$98,274
Other	$0
Total Current Liabilities	$352,987

Long-Term Liabilities	Year 1
Long-term debt payable	$0
Total Long-Term Liabilities	$0

Owner's Equity	Year 1
Investment capital	$83,283
Accumulated retained earnings	$0
Total Owner's Equity	$83,283

Total Liabilities & Equity	$ 436,270

(1) Includes all principal and interest owed

Tazga LLC
Cash Flow Statement
01/01/2021 - 12/31/2021

Cash at Beginning of Year	$	10,000

Operating Activities

Cash receipts from		
Customers	$	2,814,563
Other Operations	$	-
Cash paid for		
Interest	$	43,249
Inventory purchases	$	967,709
Selling, general and administrative expenses	$	1,831,067
Net Cash Flow from Operations	$	(27,462)

Investing Activities

Cash receipts from		
Sale of investment securities	$	-
Collection of principal on loans	$	-
Sale of property and equipment	$	-
Cash paid for		
Making loans to other entities	$	-
Purchase of investment securities	$	-
Purchase of property and equipment	$	-
Net Cash Flow from Investing Activities	$	-

Financing Activities

Cash receipts from		
Borrowing (1)	$	225,000
Issuance of stock	$	-
Covid-19 Grant Income	$	15,000
Cash paid for		
Dividends	$	116,723
Repayment of loans	$	79,545
Repurchase of stock (treasury stock)	$	-
Net Cash Flow from Financing Activities	$	43,732

Net Increase in Cash	**$**	**16,270**

Cash at End of Year	$	26,270

(1) The Borrowing proceeds were used to fund the opening of Tazga's Beverly Hills and La Jolla stores